UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Ramos Batista, 444, 13º andar
CEP 04552-020 - São Paulo - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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NOTICE TO THE MARKET

CPFL Energia S.A. (“CPFL Energia”), a Brazilian holding company that, through its subsidiaries, distributes, generates and commercializes electricity in Brazil, announces that the Board of Directors of Companhia Paulista de Força e Luz (“CPFL Paulista”) met on February 2, 2005 and approved and submitted changes in the characteristics of Class “C” redeemable preferred shares (PNC Shares) issued by CPFL Paulista, along with the establishment of a provision relating to the amortization of goodwill as a result of the internal corporate restructuring in 1999, to be deliberated at the Preferred Shareholders Meeting, Debenture Holders Meeting and Extraordinary Shareholders Meeting.

The following conditions are guaranteed to the holders of CPFL Paulista’s Class “C” redeemable preferred shares:

  To receive fixed dividends (R$ 11.93 per thousand shares) with respect to the fiscal years 2003 and 2004, in addition to the Interest on Own Capital with respect to the fiscal year 2004.

  The same rights and advantages of Class “A” and Class “B” preferred shares, or, in other words, dividends 10% higher than the dividends paid to the holders of common shares.

CPFL Paulista

CPFL Paulista’s non-controlling shareholders who hold Class “C” redeemable preferred shares will have the option to exercise their right of redemption at the issue price determined in the Company’s bylaws (R$108.48 per thousand shares), which does not affect their receipt of or right to receive fixed dividends (R$11.93 per thousand shares) with respect to fiscal years 2003 and 2004 and of Interests on Own Capital declared on 12/30/2004.

The proposed changes will provide more transparency to CPFL Paulista’s financial statements and will enhance the prospects for increased dividends to CPFL Energia. Such adjustments comply with the legislation in force and do not affect the CFFL Energia’s operations.

CPFL Energia

There will be no impact either on CPFL Energia’s results or on its Shareholders’ Equity, since the positive impact caused on the net result of the controlled company CPFL Paulista is not carried by the controlling company due to legal consolidation procedures. However, CPFL Energia will experience a positive impact on cash flow due to a stronger flow of dividends paid by the controlling company CPFL Paulista.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.